VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
April 29, 2011
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington D.C. 20549
Dear Mr. Reynolds:

Re:	Comment letter to V.F. Corporation (the “Company”) dated April 15, 2011 relating to Form 10-K for the fiscal year ended January 1, 2011
We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 15, 2011 relating to the Company’s Form 10-K for the fiscal year ended January 1, 2011.
For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
Form 10-K for the Fiscal Year Ended January 1, 2011
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Analysis of Results of Operations, page 28
Consolidated Statements of Income, page 28
1.	We note your disclosures indicating that the declines in your effective income tax rates in 2010 from 2009 and in 2009 from 2008 were primarily attributable to growth in your international businesses in jurisdictions having effective income tax rates that are substantially lower than rates in the United States. We further note from remarks with respect to your international operations by Mr. Bob Shearer, Chief Financial Officer, during your March 11, 2011 analyst meeting that “...a 15% effective tax rate is a great plus to an already superior model.” In future filings, please quantify your international effective tax rate and compare such rate with your U.S. effective tax rate.

Response
The Company agrees that information regarding our taxation in foreign jurisdictions is relevant to investors and other users in understanding the impact of the continuing growth of the Company’s foreign operations. To assist users in this understanding, we disclose the allocation of domestic and foreign income, as well as the impact of foreign rate differences, in Note P — Income Taxes on page F-31. Further, our discussion in MD&A correlates the reduction in the effective income tax rate to the increased proportion of our earnings taxed in foreign jurisdictions. In response to the Staff’s comment, we will enhance this MD&A disclosure in future annual filings to include a quantification of the international effective tax rate compared to the U.S. effective rate.
2.	With a view towards discussion and analysis in future filings, please tell us the specific countries where earnings are generated that benefited from the lower international effective tax rate, and explain if recent uncertainty in economic conditions in such countries may result in material increases to the effective tax rates you have historically experienced. See Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.
Response
The Company operates in more than 100 jurisdictions. With the exception of Japan, every jurisdiction in which the Company operates has a lower statutory tax rate than the U.S. In particular, our substantial operations in Switzerland, Belgium, Hong Kong, and Panama drive our lower international effective tax rate. As disclosed in Note P of the Company’s financial statements, we have negotiated decreases to the statutory tax rates in two of these jurisdictions based on our significant investments in these jurisdictions. The other two jurisdictions have substantially lower effective tax rates when compared to the U.S. based on a combination of lower statutory rates and territorial tax systems within those jurisdictions. Given the agreements in place and the relative financial and political stability of these four countries, we do not currently believe there is substantial risk to our ability to maintain a low international effective tax rate due to the economic conditions of these jurisdictions.
Considering the guidance in Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350, the Company will make an assessment at each future filing date and supplement our MD&A disclosure if we identify any significant exposure related to increases in tax rates based on economic conditions within international jurisdictions where the Company operates. Based on our most recent assessment noted above and the results of the quarter ended April 2, 2011, we do not currently anticipate the need for such disclosure in our first quarter report on Form 10-Q for 2011.
Liquidity and Cash Flows, page 37
3.	We note your disclosure at page F-32 indicating that you have not provided deferred taxes on $1,002 million of undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. With a view towards discussion and analysis in future filings, please tell us the amounts of investments held by foreign subsidiaries that would be subject to a significant tax effect upon their repatriation. In this respect, the discussion would illustrate that some investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation.
Response
As of December 2010, there was approximately $275 million in cash and short-term investments held by international subsidiaries for which earnings are considered permanently reinvested. In response to the Staff’s comment, we will expand our “Liquidity and Cash Flows” disclosures within MD&A in future annual filings to include wording similar to the following:
As of December 2011, approximately $xx million of cash and short-term investments was held by international subsidiaries whose undistributed earnings are considered permanently reinvested. Our intent is to reinvest these funds in our international operations. If we decided at a later date to repatriate these funds to the U.S., the Company would be required to provide taxes on these amounts based on applicable U.S. tax rates net of foreign taxes already paid.
Note P — Income Taxes, page F-31
4.	We note on page F-32 that you have not provided deferred taxes on $1,002 million of undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. In future filings, please disclose the unrecognized deferred tax liability related to your investments in foreign subsidiaries that are essentially permanent in duration, pursuant to ASC 740-30-50-2c.
Response
The Company has $1,002 million of undistributed earnings from certain international subsidiaries that are considered permanently reinvested as of December 2010 as such earnings have already been reinvested in the operations of these international businesses or will be used to support our strategic priority for growth in international markets, as recently communicated in our five year outlook. Accordingly, the Company does not have any current needs or foreseeable plans to repatriate these funds to the U.S., and has not provided deferred taxes on such amounts.
In addition, there is a significant amount of uncertainty and judgment required to assess the total expected tax impact of repatriation of these earnings due to the complexity of the Company’s international operations and our foreign tax credit positions. Accordingly, it is impracticable to calculate the amount of deferred tax liabilities related to undistributed earnings.
In response to the Staff’s comment, the Company will enhance our disclosure in future annual filings related to deferred taxes on undistributed earnings to include wording similar to the following:
As of the end of 2011, VF has not provided deferred taxes on $xx million of undistributed earnings from certain international subsidiaries where earnings are considered to be permanently reinvested. Our intent is to continue to reinvest these earnings to support our strategic priority for growth in international markets. If we decided at a later date to repatriate these funds to the U.S., the Company would be required to provide taxes on these amounts based on applicable U.S. tax rates net of foreign taxes already paid. The Company has not determined the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.
Exhibits
5.	We note that exhibits 10(Z) and (AA) appear to be missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.
Response
With respect to exhibits 10(Z) and (AA) of our Form 10-K for the fiscal year ended January 1, 2011, we will file these exhibits in their entirety as required by item 601(b)(10) of Regulation S-K with our first quarter report on Form 10-Q for 2011.
* * * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-424-6016.
Sincerely,

/s/ Robert K. Shearer
Robert K. Shearer
Senior Vice President and
Chief Financial Officer

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